WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2006 NOV 30 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 29, 2006

SUPPL

06018889

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release call to shareholders' meeting.
- Press release Wal-Mart de Mexico informs on the resolutions reached at its general regular and extraordinary shareholders meeting.
- Press release Wal-Mart de Mexico obtains a license to organize and operate bank.

PROCESSED
DEC 04 2006
THOMSON
FINANCIAL

Sincerely,

Jorge Portilla Fabian
Accounting Assistance Director

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL★MART®
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

RECEIVED
2006 NOV 30 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WALMEX

CALL TO SHAREHOLDERS' MEETING

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, October 27, 2006

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) informs to its shareholders as well as to the public in general that by resolution of the Board of Directors shareholders are called to a General Regular and Extraordinary Meetings with the main objective of amending the Corporate Bylaws to adequate them to the new Mexican Stock Market Law. Among the amendments to be discussed by shareholders, is the creation of the Corporate Practices Committee, the dissolution of the figure of the Statutory Auditor and the provision that the President of the Board of Directors can not be simultaneously President of the audit Committee or President of the Corporate Practices Committee.

Shareholders' Meeting will be held next November 14 at 10:00 hrs, at the Company's headquarters.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 863 units, broken down as follows:

248	Bodegas Aurrera
76	Sam's Clubs
113	Wal-Mart Supercenters
59	Superamas
57	Suburbias
310	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

FILE N° 82-4609

WAL★MART

MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO INFORMS ON THE RESOLUTIONS REACHED AT ITS GENERAL REGULAR AND EXTRAORDINARY SHAREHOLDERS' MEETING

Mexico City, November 14, 2006

Wal-Mart de Mexico, S.A.B. de C.V. held its General Regular and Extraordinary Shareholders' Meeting today, in Mexico City. The main resolutions adopted were:

Amendments to the Corporate Bylaws:

Shareholders approved the amendments to the Corporate Bylaws to adequate them to the new Mexican Stock Market Law, which took effect in June 30, 2006

Board of Directors:

Mr. Ernesto Vega was ratified by Wal-Mart de Mexico's Board of Directors as Chairman of the Board of Directors of Wal-Mart de Mexico, S.A.B. de C.V. Additionally, Eduardo Solorzano was ratified as President and CEO.

Mr. Jesus Reyes Heroles, member of Wal-Mart de Mexico's Board of Directors and Audit Committee since 2004, was appointed Chairman for the Audit Committee and for the Corporate Practices Committee. Mr. Jesus Reyes Heroles is an economist with outstanding carrier both in the public service as well as the private sector of the Country. Mr. Reyes Heroles received a bachelor on economics from the Instituto Tecnologico Autonomo de Mexico (ITAM), and awarded Fullbright scholarship, as well as one from Banco de Mexico and another one from CONACYT to study at the Massachusetts Institute of Technology (MIT), where he received a Ph.D. in economics. Within the public sector, he was director for BANOBRAS Bank, he was ambassador from Mexico in the United States and Secretary of Energy.

All Board members were ratified, and four new members were appointed to the Board of Directors of the Company.

Blanca Treviño: Cofounder and Chairperson and CEO of Softtek since August 2000. Softtek is the largest independent regional IT service provider in Latin America. Blanca Treviño holds a BS degree in Computer Sciences from the Tecnologico de Monterrey. She serves as member of the board for different organizations like the Mexican Association of the IT Industry AMITI, and Coparmex, Universities such as Universidad de Monterrey and Tec Milenio University (part of the ITESM system), Science and Technology Board and International Organizations like FUMEC. She also serves as adviser for the Government of Nuevo Leon. In 2004 she received Latin Trade Magazines's Bravo Business Award as Technology Leader of the Year.

Susan Chambers: Executive Vice President, People Division for Wal-Mart Stores, Inc. Susan Chambers has a bachelor's degree in systems and data processing from William Jewell College in Liberty, Missouri. She joined Wal-Mart Stores, Inc. in 1999. She is on the Kansas State University Business Advisory Board and the Advisory Council for Women Impacting Public Policy and Leadership Council for New America Foundation. She is also the chair of the Corporate Advisory Council of the National Hispana Leadership Institute.

Claire A. Watts: Executive Vice President, Product Development, Apparel and Home Merchandising, Wal-Mart Stores Division for Wal-Mart Stores, Inc. Claire Watts graduated from the University of Cincinnati with a bachelor's degree in marketing. She joined Wal-Mart Stores, Inc. in 1997.

John E. Fleming: Executive Vice President, Chief Marketing Officer, Wal-Mart Division for Wal-Mart Stores Inc. John Fleming joined Wal-Mart Stores, Inc. in 2000.

The appointment of three women to the Board of Directors of Wal-Mart de Mexico is in accordance to the best Gender Equality practices that have always been of special importance for the Company.

WAL★MART®
// México

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

BANK AUTHORIZATION

Siempre

Wal-Mart de Mexico obtains a license to organize and operate a bank.

Mexico City, November 22, 2006

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX), notifies its shareholders as well as the public in general that today it received from Mexico's Finance Ministry, the license to organize and operate a bank in Mexico. The bank will be named "Banco Wal-Mart de México Adelante S.A. Institución de Banca Múltiple."

Eduardo Solórzano, President and CEO of Wal-Mart de Mexico referred to the granting of the license in the following terms: "current conditions in Mexico are favorable for the operation of a new bank in the country, especially considering that a great majority of our customers do not have access to banking services today. It is for this reason that the offering of basic deposits and loans financial services in accordance with Wal-Mart de Mexico's business model –continuous striving for excellence in order to operate with low costs so as to be able to transfer the benefit to the consumers – will provide an even better shopping experience to our customers."

The person in charge of the bank will be Julio Gomez, executive with more than 25 years of experience in the banking sector in Mexico, United States, Europe and Central America. Mr. Gomez will be helped by a group of professional experts in Mexican banking and will report to a Board of Directors completely independent from Walmex's own. The operation and management of the bank, as well as all its operational administrative, control and risk management systems will also be independent from those used by Walmex in its retail operation. Finally, and although the bank's results will be consolidated into those of Wal-Mart de Mexico, the bank will also report its result according to banking regulations.

Wal-Mart de Mexico expects that "Banco Wal-Mart de Mexico Adelante, S.A., Institución de Banca Múltiple", will begin its operations during the second half of 2007.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 877 units, broken down as follows:

- 253 Bodegas Aurrera
- 77 Sam's Clubs
- 115 Wal-Mart Supercenters
- 59 Superamas
- 60 Suburbias
- 313 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx